NEWPORT GOLD, INC.
1-336 Queen Street South
Mississauga, Ontario, Canada L5M 1M2

VIA EDGAR

July 8, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Anne Nguyen Parker, Branch Chief
100 F Street N.E.
Washington, D.C. 20549

Re:	Newport Gold, Inc. (the “Company”)
Registration Statement on Form 10-12G
Filed March 1, 2011
File No. 0-52214

Ladies and Gentlemen:

We have reviewed the comments from your letter dated March 31, 2011 and have formulated responses as outlined below.  Concurrently with this letter, we are also filing the Company’s Amendment No. 1 to its Registration on Form 10-12G (the “Amendment”).  To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter.   References in this letter to “we”, “our” or “us” refer to the Company.

Registration Statement on Form 10-12G

General

1.
The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission, and you will become subject to the reporting requirements of the Exchange Act.  Please contact us if you wish to withdraw the filing prior to this time, so that it does not become effective in a deficient form.

RESPONSE:      We acknowledge our understanding that the filing of the Form 10 makes us subject to the reporting requirements of the Exchange Act.

2.
To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates.  If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

RESPONSE:      This will confirm that we have made appropriate corresponding changes to all disclosure to which a comment relates.  Where parallel information appears at more than one place in the document, we will note below the page references to all responsive disclosure in the marked version of the document.

3.	If applicable, please include your IRS Employer Identification Number on the cover page.

RESPONSE:	We have included the IRS Employer Identification Number on the cover page.

Business, page 3

4.
Please disclose in one of the first paragraphs of this section the amount of additional capital that you will need to raise in order to achieve your goals and objectives for the next 12 months, to commence your proposed two-phase exploration program on the Burnt Basin property, and to implement your business plan.  Also disclose, if true, that you have taken no concrete steps to implement your business plan.

RESPONSE:      We have added disclosure on pages 4 and 22 with regard to the amount of the amount of additional capital that we will need to raise in order to achieve our goals and objectives for the next 12 months, to commence your proposed two-phase exploration program on the Burnt Basin property, and to implement our business plan.  We have also disclosed that we have taken no concrete steps to implement your business plan.

Our Business – Mining Properties, page 4

Burnt Basin, page 4

5.
Clarify the amount of Net Smelter Return (NSR) royalties you have pre-paid to Mr. John Carson since 2003.  We note your risk factor disclosures on page 15 that “Mr. Carson has not been paid such annual payment for 2010 he has verbally agreed to an extension.” Please reconcile this with your statement that you “have met the cash, share and expenditure commitments outlined in the agreement in order to earn the 100% interest in the property.”

RESPONSE:      We have disclosed the amount of prepaid NSR royalties we have paid to Mr. Carson.  In addition, since the filing of the Form 10 on March 1, 2011, we have paid Mr. Mr. Carson the annual payment for 2010 so we have removed referenced to a verbal agreed upon extension.

6.	Please define “MTO claims” at your first reference.

RESPONSE:	We have defined “MTO claims” on page 5.

7.
We note your statement that the “Burnt Basin mineral claims were originally staked in 2002 by John Carson.” In light of your statement that pre-2005 claims are referred to as legacy claims, please explain how your Burnt Basin property consists of nine MTO claims and one legacy claim.

RESPONSE:      We have added disclosure on page 5 with regard to the change in legislation which occurred in British Columbia in 2005 which resulted in the change in the way mineral claims are described and referenced.

8.	Please reconcile your tenures from your Form 10-KSB to the tenures disclosed in your Form 10 and explain to us any differences between the tenure numbers.

RESPONSE:      We have added disclosure on page 5 to reconcile the tenures disclosed in our prior Form 10-KSB to the new tenures disclosed in the Form 10.  In this regard, we have added a table on page 6 to show pre-2005 claim information.

Program of Exploration, page 10

9.	Please confirm whether your Phases I and II estimates need to be updated from the 2008 recommendations.

RESPONSE:      Based upon discussions we have had with our consultants, we do not believe that our Phase I and Phase II estimates need to be updated.

10.	Clarify when and what parts of Phase I have been completed. For example, we note your statement on page 11 that the “prospecting and rock sampling portion of Phase I program” have been completed.

RESPONSE:      We have revised our disclosure to remove reference to certain portions of our Phase 1 program being completed.  Work which has been completed to date is considered pre-Phase 1.  Such disclosure has been clarified on pages 11 and 12.

Other Recent Mining Properties, page 12

Inner Mongolia Property, page 12

11.	Please update your disclosures to clarify that you have already abandoned your interests in the Inner Mongolia Property.

RESPONSE:      We have updated our disclosure on page 13 to clarify that we have abandoned our interest in the Inner Mongolia Property (as well as the Mac Property).

Financial Information, page 18

Liquidity and Capital Resources, page 20

12.
Please disclose how long you will be able to remain operational with your cash and other capital resources on hand.  In this regard, we note that you had current resources of $233 on hand at September 30, 2010, but you have commitments to make annual CDN $10,000 prepaid NSR payments to Mr. Carson and to accrue compensation of $10,000 per month for your CEO.

RESPONSE:      We have added disclosure on page 22 with regard to our ability to remain operational with our cash and other capital resources on hand.

Directors and Executive Officers, page 24

13.	Explain the basis for the following qualifications:

•	GeoFinance Corporation as “a US public company”; and

•	“Mr. Kohls was an instrumental component of founding one of the more successful exploration organizations in the world.”

RESPONSE:      We have removed the reference on page 26 to GeoFinance Corporation being “a US public company”.  In addition, we have removed the reference to Mr. Kohls being an instrumental component of founding one of the more successful exploration organizations in the world (see page 26).

14.	Please revise Mr. Kohls’ biography to include dates of prior employment and clarify his other currently employed positions.

RESPONSE:	We have revised Mr. Kohls’ biography appropriately on page 26.

15.
We note your statement that “None of our executive officers currently spend 100% of his time on the business of the Company.” Please disclose the percentage of time the executive officers spend on the business of the Company.

RESPONSE:      We have added disclosure on page 26 which indicates the amount of time spent on the business of the Company by our executive officers.

Executive Compensation, page 25

16.           Please update your disclosures to include your past fiscal year ended December 31, 2010.

RESPONSE:      We have added disclosure in the Executive Compensation table for the year ended December 31, 2010.

17.	We note your statement on page 19 that you began to accrue compensation for Mr. Bartlett in 2010. Disclose the material terms of your employment agreement.

RESPONSE:      We have added disclosure on page 27 which provides the material terms on Mr. Bartlett’s management services agreement.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 27

18.           Please correct the dates for fiscal years ended December 31, 2009 and 2010.

RESPONSE:      We have corrected the dates in the table for fiscal years ended December 31, 2009 and 2010.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

19.
It appears you have changed your auditor since filing your audited financial statements as of and for the year ended December 31, 2007.  Please expand your disclosure to address any changes in your auditor that has occurred in the two most recent fiscal years or subsequent period.  Refer to Item 304(a)(l) of Regulation S-K.

RESPONSE:      This will confirm that there were no auditor changes that occurred in the two most recent fiscal years or subsequent period.

Financial Statements and Exhibits, page 30

20.	Please file all amendments and updated versions of your material contracts. For example, we note that Exhibits 10.1 and 10.2 reference your historical claims.

RESPONSE:      We have filed an amended Exhibit 10.1 and we have included a new Exhibit 10.7 which amends the option agreement filed as Exhibit 10.2.

21.	Also, file the employment agreement with Mr. Bartlett pursuant to Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE:	We have also filed Mr. Bartlett’s Management Services Agreement as Exhibit 10.8.

Financial Statements, page F-1

22.	Please amend your filing to include annual financial statements for fiscal year 2010 as well as any interim financial statements necessary to comply with Rule 8-08 of Regulation S-X.

RESPONSE:      We have included annual financial statements for fiscal 2010 and interim 2011 financial statements in the Amendment.

Report of Independent Registered Public Accounting firm, page F-2

23.	Please obtain and file an audit report that addresses the results of operations, cash flows and changes in stockholders’ equity for the period from July 16, 2003 (inception) through December 31, 2010.

RESPONSE:	Appropriate audit reports have been provided.

Consolidated Statements of Operations, page F-4

24.
We note you have separately presented ‘write-down of mineral interest’ as an unusual item on the face of your financial statements.  Please modify your presentation so as not to segregate this expense from your other operating expenses.  Alternatively, tell us why you believe your current presentation is appropriate and how you applied the guidance of FASB ASC 225-20-45.

RESPONSE:      We have modified our presentation so as not to segregate such expense from our other operating expenses.

25.	Please modify your presentation of net income/loss, comprehensive income/loss, and earnings/loss per share to present income amounts in positive numbers and loss amounts in negative numbers.

RESPONSE:      We have modified our presentation as requested to present income amounts in positive numbers and loss amounts in negative numbers.

Consolidated Statements of Cash Flows, page F-6

26.
We note you present your opening balance of bank indebtedness as ‘cash, beginning of period’. Please note that bank indebtedness is not a negative cash equivalent but rather a form of borrowing.  Please modify your presentation or tell us why you believe your current presentation is appropriate.

RESPONSE:	We have modified our presentation as requested.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter and we look forward to hearing from you.  Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

NEWPORT GOLD, INC.

/s/ Derek Bartlett

Derek Bartlett
Chief Executive Officer